UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(a)

(Amendment No.     )*

IMMUNE DESIGN CORP.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

45252L103

(CUSIP Number)

Versant Venture Capital III, L.P.

Robin L. Praeger

3000 Sand Hill Road, #4-210

Menlo Park, CA  94025

650-233-7877

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 29, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 45252L103		13D

1.	Name of Reporting Persons Versant Venture Capital III, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒(1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware, United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,195,251 shares of common stock (2)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 2,195,251 shares of common stock (2)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,195,251 shares of common stock (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 13.9% (3)

14.	Type of Reporting Person (See Instructions) PN

(1) This Schedule 13D is filed by Versant Ventures III, LLC (“VVIII-LLC”), Versant Venture Capital III, L.P. (“VVC-III”), Versant Side Fund III, L.P. (“VSF-III”), Brian G. Atwood (“Atwood”), Bradley J. Bolzon (“Bolzon”), Samuel D. Colella (“Colella”), Ross A. Jaffe (“Jaffe”), William J. Link (“Link”), Barbara N. Lubash (“Lubash”), Donald B. Milder (“Milder”), Rebecca B. Robertson (“Robertson”) and Charles M. Warden (“Warden” and, with VVIII-LLC, VVC-III, VSF-III, Atwood, Bolzon, Colella, Jaffe, Link, Lubash, Milder and Robertson, collectively, the “Reporting Persons”).  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) These shares are held by VVC-III.  Atwood, Jaffe, Colella, Milder, Robertson, Bolzon, Link, Warden and Lubash, as managing directors of Versant Ventures III, LLC, share voting and investment authority over the shares held by VVC-III. Each of Atwood, Jaffe, Colella, Milder, Robertson, Bolzon, Link, Warden and Lubash disclaim beneficial ownership of these shares except to the extent of his or her pecuniary interest therein.

(3) The percentages used herein are calculated based upon 15,768,867 shares issued and outstanding as of July 29, 2014, as reported in the Company’s final prospectus filed with the SEC on July 24, 2014.

CUSIP No. 45252L103		13D

1.	Name of Reporting Persons Versant Side Fund III, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒(1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware, United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 12,959 shares of common stock (2)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 12,959 shares of common stock (2)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,959 shares of common stock (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 0.1% (3)

14.	Type of Reporting Person (See Instructions) PN

(1) This Schedule 13D is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) These shares are held by VSF-III.  Atwood, Jaffe, Colella, Milder, Robertson, Bolzon, Link, Warden and Lubash, as managing directors of Versant Ventures III, LLC, share voting and investment authority over the shares held by VSF-III. Each of Atwood, Jaffe, Colella, Milder, Robertson, Bolzon, Link, Warden and Lubash disclaim beneficial ownership of these shares except to the extent of his or her pecuniary interest therein.

(3)  The percentages used herein are calculated based upon 15,768,867 shares issued and outstanding as of July 29, 2014, as reported in the Company’s final prospectus filed with the SEC on July 24, 2014.

CUSIP No. 45252L103		13D

1.	Name of Reporting Persons Versant Ventures III, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒(1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,208,210 shares of common stock (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,208,210 shares of common stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,208,210 shares of common stock (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 14.0% (3)

14.	Type of Reporting Person (See Instructions) OO

(1) This Schedule 13D is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) Includes (i) 2,195,251 shares held by VVC-III; and (ii) 12,959 shares held by VSF-III.  Atwood, Jaffe, Colella, Milder, Robertson, Bolzon, Link, Warden and Lubash, as managing directors of Versant Ventures III, LLC, share voting and investment authority over the shares held by VVC-III and VSF-III. Each of Atwood, Jaffe, Colella, Milder, Robertson, Bolzon, Link, Warden and Lubash disclaim beneficial ownership of these shares except to the extent of his or her pecuniary interest therein.

(3) The percentages used herein are calculated based upon 15,768,867 shares issued and outstanding as of July 29, 2014, as reported in the Company’s final prospectus filed with the SEC on July 24, 2014.

1.	Name of Reporting Persons Brian G. Atwood

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒(1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,058 (4)

	8.	Shared Voting Power 2,208,210 shares of common stock (2)

	9.	Sole Dispositive Power 3,058

	10.	Shared Dispositive Power 2,208,210 shares of common stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,211,268 shares of common stock (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 14.0% (3)

14.	Type of Reporting Person (See Instructions) IN

(1) This Schedule 13D is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) Includes (i) 2,195,251 shares held by VVC-III; and (ii) 12,959 shares held by VSF-III.  Atwood, Jaffe, Colella, Milder, Robertson, Bolzon, Link, Warden and Lubash, as managing directors of Versant Ventures III, LLC, share voting and investment authority over the shares held by VVC-III and VSF-III. Each of Atwood, Jaffe, Colella, Milder, Robertson, Bolzon, Link, Warden and Lubash disclaim beneficial ownership of these shares except to the extent of his or her pecuniary interest therein.

(3) The percentages used herein are calculated based upon 15,768,867 shares issued and outstanding as of July 29, 2014, as reported in the Company’s final prospectus filed with the SEC on July 24, 2014.

(4)  Represents 3,058 shares of common stock issuable on exercise of stock options that are exercisable within 60 days.

1.	Name of Reporting Persons Ross A. Jaffe

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒(1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,208,210 shares of common stock (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,208,210 shares of common stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,208,210 shares of common stock (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 14.0% (3)

14.	Type of Reporting Person (See Instructions) IN

(1) This Schedule 13D is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) Includes (i) 2,195,251 shares held by VVC-III; and (ii) 12,959 shares held by VSF-III.  Atwood, Jaffe, Colella, Milder, Robertson, Bolzon, Link, Warden and Lubash, as managing directors of Versant Ventures III, LLC, share voting and investment authority over the shares held by VVC-III and VSF-III. Each of Atwood, Jaffe, Colella, Milder, Robertson, Bolzon, Link, Warden and Lubash disclaim beneficial ownership of these shares except to the extent of his or her pecuniary interest therein.

(3) The percentages used herein are calculated based upon 15,768,867 shares issued and outstanding as of July 29, 2014, as reported in the Company’s final prospectus filed with the SEC on July 24, 2014.

1.	Name of Reporting Persons Samuel D. Colella

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒(1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,208,210 shares of common stock (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,208,210 shares of common stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,208,210 shares of common stock (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 14.0% (3)

14.	Type of Reporting Person (See Instructions) IN

(1) This Schedule 13D is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) Includes (i) 2,195,251 shares held by VVC-III; and (ii) 12,959 shares held by VSF-III.  Atwood, Jaffe, Colella, Milder, Robertson, Bolzon, Link, Warden and Lubash, as managing directors of Versant Ventures III, LLC, share voting and investment authority over the shares held by VVC-III and VSF-III. Each of Atwood, Jaffe, Colella, Milder, Robertson, Bolzon, Link, Warden and Lubash disclaim beneficial ownership of these shares except to the extent of his or her pecuniary interest therein.

(3) The percentages used herein are calculated based upon 15,768,867 shares issued and outstanding as of July 29, 2014, as reported in the Company’s final prospectus filed with the SEC on July 24, 2014.

1.	Name of Reporting Persons Donald B. Milder

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒(1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,208,210 shares of common stock (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,208,210 shares of common stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,208,210 shares of common stock (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 14.0% (3)

14.	Type of Reporting Person (See Instructions) IN

(1) This Schedule 13D is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) Includes (i) 2,195,251 shares held by VVC-III; and (ii) 12,959 shares held by VSF-III.  Atwood, Jaffe, Colella, Milder, Robertson, Bolzon, Link, Warden and Lubash, as managing directors of Versant Ventures III, LLC, share voting and investment authority over the shares held by VVC-III and VSF-III. Each of Atwood, Jaffe, Colella, Milder, Robertson, Bolzon, Link, Warden and Lubash disclaim beneficial ownership of these shares except to the extent of his or her pecuniary interest therein.

(3) The percentages used herein are calculated based upon 15,768,867 shares issued and outstanding as of July 29, 2014, as reported in the Company’s final prospectus filed with the SEC on July 24, 2014.

1.	Name of Reporting Persons Rebecca B. Robertson

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒(1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,208,210 shares of common stock (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,208,210 shares of common stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,208,210 shares of common stock (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 14.0% (3)

14.	Type of Reporting Person (See Instructions) IN

(1) This Schedule 13D is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) Includes (i) 2,195,251 shares held by VVC-III; and (ii) 12,959 shares held by VSF-III.  Atwood, Jaffe, Colella, Milder, Robertson, Bolzon, Link, Warden and Lubash, as managing directors of Versant Ventures III, LLC, share voting and investment authority over the shares held by VVC-III and VSF-III. Each of Atwood, Jaffe, Colella, Milder, Robertson, Bolzon, Link, Warden and Lubash disclaim beneficial ownership of these shares except to the extent of his or her pecuniary interest therein.

(3) The percentages used herein are calculated based upon 15,768,867 shares issued and outstanding as of July 29, 2014, as reported in the Company’s final prospectus filed with the SEC on July 24, 2014.

1.	Name of Reporting Persons Bradley J. Bolzon

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒(1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,208,210 shares of common stock (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,208,210 shares of common stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,208,210 shares of common stock (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 14.0% (3)

14.	Type of Reporting Person (See Instructions) IN

(1) This Schedule 13D is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) Includes (i) 2,195,251 shares held by VVC-III; and (ii) 12,959 shares held by VSF-III.  Atwood, Jaffe, Colella, Milder, Robertson, Bolzon, Link, Warden and Lubash, as managing directors of Versant Ventures III, LLC, share voting and investment authority over the shares held by VVC-III and VSF-III. Each of Atwood, Jaffe, Colella, Milder, Robertson, Bolzon, Link, Warden and Lubash disclaim beneficial ownership of these shares except to the extent of his or her pecuniary interest therein..

(3) The percentages used herein are calculated based upon 15,768,867 shares issued and outstanding as of July 29, 2014, as reported in the Company’s final prospectus filed with the SEC on July 24, 2014.

1.	Name of Reporting Persons William J. Link

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒(1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,208,210 shares of common stock (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,208,210 shares of common stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,208,210 shares of common stock (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 14.0% (3)

14.	Type of Reporting Person (See Instructions) IN

(1) This Schedule 13D is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) Includes (i) 2,195,251 shares held by VVC-III; and (ii) 12,959 shares held by VSF-III.  Atwood, Jaffe, Colella, Milder, Robertson, Bolzon, Link, Warden and Lubash, as managing directors of Versant Ventures III, LLC, share voting and investment authority over the shares held by VVC-III and VSF-III. Each of Atwood, Jaffe, Colella, Milder, Robertson, Bolzon, Link, Warden and Lubash disclaim beneficial ownership of these shares except to the extent of his or her pecuniary interest therein.

(3) The percentages used herein are calculated based upon 15,768,867 shares issued and outstanding as of July 29, 2014, as reported in the Company’s final prospectus filed with the SEC on July 24, 2014.

1.	Name of Reporting Persons Charles M. Warden

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒(1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,208,210 shares of common stock (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,208,210 shares of common stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,208,210 shares of common stock (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 14.0% (3)

14.	Type of Reporting Person (See Instructions) IN

(1) This Schedule 13D is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) Includes (i) 2,195,251 shares held by VVC-III; and (ii) 12,959 shares held by VSF-III.  Atwood, Jaffe, Colella, Milder, Robertson, Bolzon, Link, Warden and Lubash, as managing directors of Versant Ventures III, LLC, share voting and investment authority over the shares held by VVC-III and VSF-III. Each of Atwood, Jaffe, Colella, Milder, Robertson, Bolzon, Link, Warden and Lubash disclaim beneficial ownership of these shares except to the extent of his or her pecuniary interest therein.

(3) The percentages used herein are calculated based upon 15,768,867 shares issued and outstanding as of July 29, 2014, as reported in the Company’s final prospectus filed with the SEC on July 24, 2014.

1.	Name of Reporting Persons Barbara N. Lubash

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒(1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,208,210 shares of common stock (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,208,210 shares of common stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,208,210 shares of common stock (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 14.0% (3)

14.	Type of Reporting Person (See Instructions) IN

(1) This Schedule 13D is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) Includes (i) 2,195,251 shares held by VVC-III; and (ii) 12,959 shares held by VSF-III.  Atwood, Jaffe, Colella, Milder, Robertson, Bolzon, Link, Warden and Lubash, as managing directors of Versant Ventures III, LLC, share voting and investment authority over the shares held by VVC-III and VSF-III. Each of Atwood, Jaffe, Colella, Milder, Robertson, Bolzon, Link, Warden and Lubash disclaim beneficial ownership of these shares except to the extent of his or her pecuniary interest therein.

(3) The percentages used herein are calculated based upon 15,768,867 shares issued and outstanding as of July 29, 2014, as reported in the Company’s final prospectus filed with the SEC on July 24, 2014.

CUSIP No. 45252L103	13D

Explanatory Note:    This 13D relates to shares of Common Stock, $0.001 par value per share (“Common Stock”), of Immune Design Corp., a Delaware corporation (the “Issuer” or “Immune Design”).

Item 1.                                      Security and Issuer

The class of equity security to which this statement on Schedule 13D relates is the common stock, par value $0.001 per share (the “Common Stock”) of Immune Design Corp., a corporation organized under the laws of the state of Delaware (the “Company”). The address of the principal executive offices of the Company is 1616 Eastlake Avenue E., Suite 310, Seattle, Washington 98102. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2.                                      Identity and Background

(a)                                 This Schedule 13D is filed by Versant Ventures III, LLC (“VVIII-LLC”), Versant Venture Capital III, L.P. (“VVC-III”), Versant Side Fund III, L.P. (“VSF-III”), Brian G. Atwood (“Atwood”), Bradley J. Bolzon (“Bolzon”), Samuel D. Colella (“Colella”), Ross A. Jaffe (“Jaffe”), William J. Link (“Link”), Barbara N. Lubash (“Lubash”), Donald B. Milder (“Milder”), Rebecca B. Robertson (“Robertson”) and Charles M. Warden (“Warden” and, with VVIII-LLC, VVC-III, VSF-III, Atwood, Bolzon, Colella, Jaffe, Link, Lubash, Milder and Robertson, collectively, the “Reporting Persons”).  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(b)                                 The principal business and principal business office of the Reporting Persons is Versant Ventures, 3000 Sand Hill Road, #4-210, Menlo Park, CA  94025.

(c)                                  The principal business of the Reporting Persons is venture capital investments. Each of the individuals serves as a managing director of VVIII-LLC, which is the general partner of VVC-III and VSF-III.

(d)                                 During the last five years, none of the Reporting Persons has been has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)                                  During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial of administrative body of competent jurisdiction or were subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Each of VVIII-LLC, VVC-III and VSF-III are incorporated in the state of Delaware and each of the individuals, except for Bolzon is a citizen of the United States.  Bolzon is a citizen of Canada.

Item 3.                                      Source and Amount of Funds or Other Consideration

Between June 2008 and January 2010, VVC-III and VSF-III purchased from Issuer an aggregate of 733,941 shares of Series A convertible preferred stock for an aggregate purchase price of $6.0 million, which automatically converted into 733,941 shares of the Issuer’s Common Stock (based on a one-for-one conversion ratio).  These shares were sold pursuant to a Series A Preferred Stock Purchase Agreement in June 2008.

Between June 2010 and November 2012, VVC-III and VSF-III purchased from Issuer an aggregate of 531,840 shares of Series B convertible preferred stock for a an aggregate purchase price of $5.0 million, which automatically converted into 531,840 shares of the Issuer’s Common Stock (based on a one-for-one conversion ratio).  These shares were sold pursuant to a Series B Preferred Stock Purchase Agreement in June 2010.

In October 2013, VVC-IIII and VSF-III purchased from Issuer an aggregate of 611,620 shares of Series C convertible preferred stock for an aggregate purchase price of $5.0 million, which automatically converted into 611,620 shares of the Issuer’s Common Stock (based on a one-for-one conversion ratio).  These shares were sold pursuant to a Series C Preferred Stock Purchase Agreement in October 2013.

In connection with the purchase of the Series C Preferred Stock VVC-III and VSF-III received warrants to purchase an aggregate of 305,810 shares of Series C convertible preferred stock (the “Warrants”), each with an exercise price of $8.18.  Immediately prior to the closing of the Offering, VVC-III and VSF-III exercised the Warrants, which then immediately converted into 305,810 shares of Common Stock.  VVC-III and VSF-III paid the exercise price on a cashless basis, resulting in the Issuer’s withholding of 208,334 shares of the Issuer’s common stock to pay the exercise price and issuing VVC-III and VSF-III the remaining 97,476 shares of common stock.

On July 29, 2014, VVC-III and VSF-III purchased an aggregate of 233,333 shares of the Issuer’s Common Stock from the underwriters in connection with the Issuer’s initial public offering (the “Offering”). The purchase price per share of such stock was $12.00. The purchase price paid by VVC-III and VSF-III came from its working capital.

VVC-III and VSF-III received the funds used for the purchase of these securities from capital contributions made by their partners for investment purposes.

Item 4.                                      Purpose of Transaction

The Reporting Persons purchased the aforementioned securities for investment purposes with the aim of increasing the value of their investments and the Issuer.

Except as set forth in Item 6 below, none of the Reporting Persons have a present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. However, each of the Reporting Persons reserves the right to propose or participate in future transactions which may result in one or more of such actions, including but not limited to, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, sale of a material amount of assets of the Issuer or its subsidiaries, or other transactions which might have the effect of causing the Common Stock to become eligible for termination of registration under Section 12(g) of the Securities Exchange Act of 1934 (the “Act”). The Reporting Persons also retain the right to change their investment intent at any time, to acquire additional shares of Common Stock or other securities of the Issuer from time to time, or to sell or otherwise dispose of all or part of the Common Stock beneficially owned by them (or any shares of Common Stock into which such securities are converted) in any manner permitted by law. The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.

Item 5.                                      Interest in Securities of the Issuer

The following information with respect to the ownership of the Common Stock of the Issuer by the persons filing this statement on Schedule 13D is provided as of July 29, 2014:

Reporting Persons	Shares Held Directly	Sole Voting Power	Shared Voting Power(1)	Sole Dispositive Power	Shared Dispositive Power (1)	Beneficial Ownership	Percentage of Class (2)
VVC-III	2,195,251	2,195,251	0	2,195,251	0	2,195,251	13.9%
VSF-III	12,959	12,959	0	12,959	0	12,959	0.1%
VVIII-LLC	0	0	2,208,210	0	2,208,210	2,208,210	14.0%
Atwood	3,058	3,058	2,208,210	3,058	2,208,210	2,211,268	14.0%
Bolzon	0	0	2,208,210	0	2,208,210	2,208,210	14.0%
Colella	0	0	2,208,210	0	2,208,210	2,208,210	14.0%
Jaffe	0	0	2,208,210	0	2,208,210	2,208,210	14.0%
Link	0	0	2,208,210	0	2,208,210	2,208,210	14.0%
Lubash	0	0	2,208,210	0	2,208,210	2,208,210	14.0%
Milder	0	0	2,208,210	0	2,208,210	2,208,210	14.0%
Robertson	0	0	2,208,210	0	2,208,210	2,208,210	14.0%
Warden	0	0	2,208,210	0	2,208,210	2,208,210	14.0%

(1)         Atwood, Jaffe, Colella, Milder, Robertson, Bolzon, Link, Warden and Lubash, as managing directors of Versant Ventures III, LLC, share voting and investment authority over the shares held by VVC-III and VSF-III. Each of Atwood, Jaffe, Colella, Milder, Robertson, Bolzon, Link, Warden and Lubash disclaim beneficial ownership of these shares except to the extent of his or her pecuniary interest therein.

(2)         The percentages used herein are calculated based upon 15,768,867 shares issued and outstanding as of July 29, 2014, as reported in the Company’s final prospectus filed with the SEC on July 24, 2014.

(c)                    Except as set forth herein, none of the Reporting Persons has effected any transactions in shares of the Issuer’s Common Stock during the last 60 days.

(d)                   No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by any of the Reporting Persons.

(e)                    Not applicable.

ITEM 6.                                    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Investor Rights Agreement

The issuer is a party to an amended and restated investor rights agreement, or the Investor Rights Agreement, dated October 16, 2013, with the holders of the Issuers convertible preferred stock. The Investor Rights Agreement provides that the holders of common stock issuable upon conversion of the Issuers convertible preferred stock have the right to demand that the Issuer file a registration statement or request that their shares of common stock be covered by a registration statement that the Issuer otherwise file. In addition to the registration rights, the Investor Rights Agreement provides for certain information rights and rights of first refusal. The provisions of the investor rights agreement will terminate upon the completion of the offering, other than the registration rights which will terminate upon the earlier of (i) four years after the closing of the offering, (ii) with respect to each stockholder, the date when such stockholder can sell all of its registrable shares, as defined in the Investor Rights Agreement, in a single transaction pursuant to Rule 144 of the Securities Act, (iii) the completion of an acquisition, as defined in the Issuers amended and restated certificate of incorporation, as currently in effect or (iv) the completion of an asset transfer, as defined in the Issuers amended and restated certificate of incorporation, as currently in effect.

Registration Rights

Following the closing of the Offering, certain holders of the common stock of the Issuer, or their transferees, have the right to demand that the Issuer file a registration statement or request that the Issuer cover their shares by a registration statement that the Issuer otherwise file, as described below.

 Demand Registration Rights

At any time after the earlier of (i) five years after the closing date of the applicable preferred stock financing, or (ii) 180 days after the completion of the Offering, a holder of preferred stock having demand registration rights may request that the Issuer register all or a portion of their shares of common stock for sale under the Securities Act, in an offering with an aggregate offering price of at least $5.0 million. The Issuer will affect the registration as requested, unless, in the good faith judgment of the Issuer’s board of directors, such registration would be materially detrimental to the company and its stockholders and should be delayed. In addition, when the Issuer is eligible for the use of Form S-3, or any successor form, holders of the shares having demand registration rights may make unlimited requests that the Issuer register all or a portion of their common stock for sale under the Securities Act on Form S-3, or any successor form, so long as the aggregate price to the public in connection with any such offering is at least $1.0 million.

Incidental Registration Rights

In addition, if at any time after the Offering the Issuer registers any shares of their common stock, the holders of all shares having piggyback registration rights are entitled to notice of the registration and to include all or a portion of their shares of common stock in the registration.

Other Provisions

In the event that any registration in which the holders of registrable shares participate pursuant to the registration rights agreement is an underwritten public offering, the number of registrable shares to be included may, in specified circumstances, be limited due to market conditions.

The Issuer will pay all registration expenses, other than underwriting discounts and selling commissions, and the reasonable fees and expenses of a single special counsel for the selling stockholders, related to any demand, piggyback and Form S-3 registration. The registration rights agreement contains customary cross-indemnification provisions, pursuant to which the Issuer must indemnify the selling stockholders in the event of material misstatements or omissions in the registration statement attributable to the Issuer, and they must indemnify the Issuer for material misstatements or omissions in the registration statement attributable to them.

The demand, piggyback and Form S-3 registration rights described above will expire, with respect to any particular stockholder, three years after the completion of the offering.

Lock-Up Agreements

The Issuer, along with their directors, executive officers and substantially all of their other stockholders and optionholders, have agreed that for a period of 180 days after the date of the offering, subject to specified exceptions, the Issuer or they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of the Issuer’s common stock.

ITEM 7.                                    Materials to be Filed as Exhibits.

Exhibit 1:	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended

Exhibit 2:

Amended and Restated Investor Rights Agreement, dated October 16, 2013 (incorporated by reference to Exhibit 10.1 of Immune Design Therapeutic, Inc.’s Form S-1 Registration Statement filed June 23, 2014 (File No. 333-196979)).

Exhibit 3:	Form of Indemnification Agreement (incorporated by reference to exhibit 10.14 to the Issuer’s Registration Statement on Form S-1 (Registration No. 333-196979), filed with the SEC on June 23, 2014).

Exhibit 4:

Form of Lock-Up Agreement (incorporated by reference to Exhibit B of exhibit 1.1 to the Issuer's Amendment to Registration Statement on Form S-1/A (Registration No. 333-196979), filed with the SEC on June 30, 2014).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 7, 2014

Versant Venture Capital III, L.P.

By: Versant Ventures III, LLC
Its: General Partner

By:	/s/ Robin L. Praeger

Versant Side Fund III, L.P.

By: Versant Ventures III, LLC
Its: General Partner

By:	/s/ Robin L. Praeger

Versant Ventures III, LLC

By:	/s/ Robin L. Praeger

/s/ Brian G. Atwood
Brian G. Atwood

/s/ Bradley J. Bolzon
Bradley J. Bolzon

/s/ Samuel D. Colella
Samuel D. Colella

/s/ Ross A. Jaffe
Ross A. Jaffe

/s/ William J. Link
William J. Link

/s/ Barbara N. Lubash
Barbara N. Lubash

/s/ Donald B. Milder
Donald B. Milder

/s/ Rebecca B. Robertson
Rebecca B. Robertson

/s/ Charles M. Warden
Charles M. Warden

Exhibit 6

Joint Filing Agreement

The undersigned hereby agree that a single Schedule 13D (or any amendment thereto) relating to the Common Stock of Immune Design Corp. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13D.

August 7, 2014

Versant Venture Capital III, L.P.

By: Versant Ventures III, LLC
Its: General Partner

By:	/s/ Robin L. Praeger

Versant Side Fund III, L.P.

By: Versant Ventures III, LLC
Its: General Partner

By:	/s/ Robin L. Praeger

Versant Ventures III, LLC

By:	/s/ Robin L. Praeger

/s/ Brian G. Atwood
Brian G. Atwood

/s/ Bradley J. Bolzon
Bradley J. Bolzon

/s/ Samuel D. Colella
Samuel D. Colella

/s/ Ross A. Jaffe
Ross A. Jaffe

/s/ William J. Link
William J. Link

/s/ Barbara N. Lubash
Barbara N. Lubash

/s/ Donald B. Milder
Donald B. Milder

/s/ Rebecca B. Robertson
Rebecca B. Robertson

/s/ Charles M. Warden
Charles M. Warden